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                                                                  Exhibit 99.109

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference of our reports dated August 12, 2005 relating to the consolidated financial statements for the year ended June 30, 2005 and May 17, 2007 relating to the supplemental note entitled "Supplemental Financial Information: Item 18 reconciliation with US GAAP for the year ended June 30, 2005" included in the Registration Statement (Form 40-F) of Transition Therapeutics Inc. dated June 5, 2007.


                                        /s/ Ernst & Young LLP

Toronto, Canada                         Chartered Accountants
June 4, 2007                            Licensed Public Accountants